Exhibit 11

VIRCO MFG. CORPORATION

Statement re: Computation of Earnings Per Share

	Three Months Ended		Nine Months Ended
	October 31		October 31

	2002	2001	2002	2001

Diluted earnings per share
Weighted average shares outstanding	13,311,000	13,430,000	13,368,000	13,532,000
Net effect of dilutive stock options — based on the treasury stock method using average market price	146,000	145,000	135,000	140,000

Totals	13,457,000	13,575,000	13,503,000	13,672,000

Net income	$3,244,000	$3,912,000	$5,367,000	$4,637,000

Per share amount	$0.24	$0.29	$0.40	$0.34

Weighted average shares outstanding for the three and nine months ended October 31, 2001 were adjusted for a 10% stock dividend declared on August 20, 2002.